Exhibit (e)(13)

April 3, 2013

Stuart Krometis

Dear Stuart,

I am pleased to extend an offer of employment with Ikanos Communications Inc. (the “Company” or “Ikanos”) under the terms and conditions that follow:

Position and Duties:

You are being offered the position of Vice President, Worldwide Sales, currently reporting to Omid Tahernia, Chief Executive Officer. This offer is contingent on final approval by the Compensation Committee of the Board of Directors. You will perform the duties and responsibilities of Vice President, Worldwide Sales, as well as such additional duties and responsibilities as the Company assigns to you from time to time.

You will be employed by Ikanos, working in Fremont, as a regular full-time, salaried, exempt employee, which does not qualify you for overtime pay.

Compensation and Benefits:

During your employment the Company will provide you with the following pay and benefits as compensation for all services you performed for the Company and its Affiliates:

(a)	Base Salary. Your starting semi-monthly salary will be $10,208.34, equivalent to an annualized amount of $245,000.16, which will be payable according to the regular payroll practices of the Company. Future salary adjustments will be determined by the Company in its sole discretion.

(b)	Annual Incentive Plan: You will also be eligible to participate in an annual incentive with an annual target incentive of 50% (25% Executive Incentive Plan and 25% Sales Incentive Pay Plan) of your base salary, subject to the terms and conditions of the Executive Incentive Plan and the Sales Incentive Pay Plan, as amended from time to time and pro-rated for partial service during 2013. Any payments earned under the plans will be made by March 15th following the close of the fiscal year.

Stuart Krometis offer

April 3, 2013

(c)	Participation in Employee Benefit Plans. You will be eligible to participate in all of the employee benefit plans that the Company customarily maintains from time to time for its full-time employees of similar positions and responsibilities, except to the extent that such plans are duplicative of benefits otherwise provided to you pursuant to this letter. Your participation will be subject to the terms of the applicable plan documents and generally other applicable Company policies.

(d)	Equity Awards. An important component of our compensation package includes the opportunity for ownership in our Company. Subject to Board approval, you will be granted an option to purchase up to 325,000 shares of the Company’s common stock (the “Option”) on or after your employment start date. The per-share exercise price of the Option will equal the closing market price of the Company’s common stock on the day the Option is granted. These stock options will vest over a four year period beginning on your employment start date and be subject to the terms and conditions of the Company’s Equity Incentive Plan and stock option agreement between you and the Company.

Change in Control:

In the event the Company undergoes a Change of Controli, and if within twelve (12) months of that Change of Control the Company or its successor-in-interest terminates your employment without Causeii or if you terminate your employment for Good Reasoniii, you shall be entitled to the following: (i) a lump sum cash severance payment equal to six (6) months of your base salary and 50% of your annual bonus target payable within sixty (60) days following your termination of employment (when determined by the Company); (ii) reimbursement of up to six (6) months of the cost of COBRA health benefits (which will terminate upon your acceptance of subsequent employment with a company where health benefits are offered); and (ii) acceleration of 50% of your unvested stock position at the time your employment is terminated.

As a condition of receipt of the Severance Benefits provided above you must deliver to the Company an executed copy of a general release and waiver of claims against the Company, and its affiliates, directors, officers and employees (the “Release”) in the form provided by the Company. The executed Release must be delivered by you to the Company prior to the end of the consideration period stated in the Release, which consideration period will end not later than fifty (50) days following your termination of employment. If you fail to deliver the Release within the consideration period stated in the Release or you exercise any right provided to you in the Release to revoke the Release, you will not be eligible to receive the Severance Benefits.

Stuart Krometis offer

April 3, 2013

Section 409A:

Notwithstanding any provision hereof to the contrary, if, as of the date of your “separation from service” from the Company, you are a “specified employee” (each, for purposes of this letter agreement, within the meaning of Section 409A of the Internal Revenue Code of 1986 and the guidance issued there under (“Section 409A”)), then the severance payments that would otherwise be paid within the six-month period following your “separation from service” shall not be paid until the date that is six months and one day after such separation from service (or, if earlier, the date of your death), with any such amount that is required to be delayed being accumulated during the six-month period and paid in a lump sum on the date that is six months and one day following your separation from service; provided, however, that the preceding provisions of this sentence shall not apply to any payment if and to the maximum extent that such payment is excluded from the definition of nonqualified deferred compensation subject to Section 409A, or can otherwise be paid during such six-month period without violating the requirements of Section 409A(a)(2) under applicable guidance under Section 409A. Such payment shall bear interest at an annual rate equal to the prime rate as set forth in the Eastern edition of the Wall Street Journal on the date of termination, from the date of termination to the date of payment.

Your date of termination for purposes of determining the date that any payment that is treated as nonqualified deferred compensation under Section 409A is to be paid or provided (or in determining whether an exemption to such treatment applies), shall be the date on which you have incurred a “separation from service” within the meaning of applicable guidance under Section 409A.

At-Will Employment:

This letter and your response are not meant to constitute a contract of employment for a specific term. Your employment with Ikanos is “at-will,” which means that if you accept this offer, both you and the Company will retain the right to terminate your employment at any time, with or without prior notice or cause. We do ask that you give two (2) weeks of written notice if you decide to resign.

Miscellaneous Provisions:

This letter and the accompanying Ikanos Employee Confidential Information and Invention Assignment Agreement set forth all of the terms of your employment with Ikanos and no prior and contemporaneous communication, agreements and understandings, whether written or oral shall apply, with respect to the terms and conditions of your employment and the additional matters provided for herein. You agree that there were no promises or commitments made to you regarding your employment with Ikanos except as set forth in this letter or in the Employee Confidential Information and Invention Assignment Agreement.

Stuart Krometis offer

April 3, 2013

The provisions contained herein shall be construed and interpreted in accordance with the laws of the State of California, without regard to the conflict of laws principles thereof. Each such provision is severable from the others, and if any provision hereof shall be declared illegal or unenforceable by a court of competent jurisdiction, the remainder shall continue to be enforceable to the fullest extent permitted by law, as if such offending provision had not been a part of this offer letter.

This offer is contingent upon the successful completion of each of the following: (i) your executing this letter; (ii) your executing the Employee Confidential Information and Invention Assignment Agreement; (iii) your providing documentation of your legal right to work in the United States with three (3) business days of your date of hire; and (iv) the completion of a satisfactory reference and background check.

If the foregoing is acceptable to you, please sign this letter in the space provided below and return to me by fax at 510-952-4370 or by email to jmurphy@ikanos.com within three (3) business days. We look forward to hearing from you soon. If you have any questions about this offer, please contact me.

Stuart, Ikanos is an exciting endeavor. We offer an exciting, rewarding work environment and you, and your contributions will be an important component of our on-going success. We look forward to working with you at Ikanos.

Very sincerely yours,

Ikanos Communications Inc.

Jim Murphy

Vice President, Worldwide Human Resources

Enclosures:   Duplicate Original Offer Letter

                      Employee Confidential Information and Invention Assignment Agreement

Stuart Krometis offer

April 3, 2013

Acceptance:

I, Stuart V. Krometis, have read and accept the terms of this offer of employment with Ikanos Communications Inc. and I agree to the terms set forth above and in the Employee Confidential Information and Invention Assignment Agreement.

I look forward to reporting to work on May 6, 2013.

4/5/13
Signature	Date

iA “Change of Control” means either: (i) the acquisition of the Company by another entity by means of any transaction or series of related transactions (including, without limitation, any reorganization, merger or consolidation or stock transfer, but excluding any such transaction effected primarily for the purpose of changing the domicile of the Company), unless the Company’s stockholders of record immediately prior to such transaction or series of related transactions hold, immediately after such transaction or series of related transactions, at least 50% of the voting power of the surviving or acquiring entity (provided that the sale by the Company of its securities for the purposes of raising additional funds will not constitute a Change of Control hereunder); or (ii) a sale of all or substantially all of the assets of the Company.

ii “Cause”, as used herein means (i) your failure to perform assigned duties or responsibilities after notice from the Company describing your failure to perform such duties and responsibilities; (ii) your engaging in any act of dishonesty, fraud or misrepresentation; (iii) your violation of any federal or state law or regulation applicable to the Company’s business; (iv) your breach of any confidentiality agreement or invention assignment agreement between you and the Company; or (v) being convicted of, or entering a plea of nolo contendere to, any crime or committing any act of moral turpitude.

iii “Good Reason,” means any of the following that occurs in connection with a Change of Control and without your express written consent: (i) a reduction of your duties, position or responsibilities; (ii) a reduction by the Company in your base salary, as in effect immediately prior to such reduction; (iii) a material reduction by the Company in the kind or level of employee benefits to which you are entitled immediately prior to such reduction, with the result that your overall benefits package is significantly reduced; or (iv) your relocation to a facility or a location more than 50 miles from your then present office location.